UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): August 25, 2023

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 1007 Leeward Way Jonesboro GA LLC
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 10183 Starr Street SW Covington GA LLC	Landa App LLC - 103 Starlake Drive Jackson GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 104 Summerfield Drive Mcdonough GA LLC
Landa App LLC - 105 Anne Street Hampton GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 109 Amberwood Lane Griffin GA LLC	Landa App LLC - 10 Oak Wood Lane Covington GA LLC
Landa App LLC - 10 Windridge Drive Covington GA LLC	Landa App LLC - 110 Shenandoah Drive Covington GA LLC
Landa App LLC - 1110 Parkview Drive Griffin GA LLC	Landa App LLC - 11187 Shannon Circle Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11322 Michelle Way Hampton GA LLC	Landa App LLC - 11447 S Grove Drive Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC
Landa App LLC - 1190 Kirkland Road Covington GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	Landa App LLC - 124 Libby Lane Jonesboro GA LLC
Landa App LLC - 12641 Alcovy Road Covington GA LLC	Landa App LLC - 126 E Mimosa Drive Jonesboro GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 133 Dove Landing Social Circle GA LLC	Landa App LLC - 137 Southern Shores Road Jackson GA LLC
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC
Landa App LLC - 146 Crystal Brook Griffin GA LLC	Landa App LLC - 1473 Brownleaf Drive Jonesboro GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 1490 Diplomat Drive Riverdale GA LLC
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 160 Chimney Ridge Trail Stockbridge GA LLC	Landa App LLC - 164 Longstreet Circle Oxford GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1683 Spoonbill Road Hampton GA LLC
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC	Landa App LLC - 171 Davidson Drive Griffin GA LLC
Landa App LLC - 1768 Glen View Way Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC
Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Fairclift Drive Covington GA LLC	Landa App LLC - 195 Hunters Trace Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 2055 Grove Way Hampton GA LLC	Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC
Landa App LLC - 212 Fleeta Drive Covington GA LLC	Landa App LLC - 215 Central Lake Circle Griffin GA LLC
Landa App LLC - 2177 East Chester Circle Southeast Conyers GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 221 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC
Landa App LLC - 235 Lazy Hollow Lane Covington GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 253 Marco Drive Social Circle GA LLC
Landa App LLC - 255 Countryside Lane Covington GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC	Landa App LLC - 263 Rocky Point Road Covington GA LLC
Landa App LLC - 270 Mountain Lane Covington GA LLC	Landa App LLC - 270 Mountain Way Covington GA LLC
Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC	Landa App LLC - 2794 Norfair Loop Lithonia GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC
Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 304 Deerfield Drive Jonesboro GA LLC	Landa App LLC - 30 High Ridge Road Covington GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 3202 Chippewa Drive Rex GA LLC	Landa App LLC - 350 Cadiz Lane S College Park GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC	Landa App LLC - 3667 Patti Parkway Decatur GA LLC
Landa App LLC - 404 Barberry Lane Stockbridge GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 416 Autumn Lake Court Mcdonough GA LLC	Landa App LLC - 432 Manor Estates Drive Stockbridge GA LLC
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC	Landa App LLC - 440 Freestone Drive Newnan GA LLC
Landa App LLC - 4447 Lake Breeze Drive Stone Mountain GA LLC	Landa App LLC - 445 Independence Drive Jonesboro GA LLC
Landa App LLC - 449 Kara Lane Mcdonough GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4702 Saint James Way Decatur GA LLC
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5039 East Street Forest Park GA LLC	Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 524 Sawmill Road Hampton GA LLC	Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 550 Cowan Road Covington GA LLC	Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC	Landa App LLC - 6119 Pineneedle Drive SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6168 Wheat Street NE Covington GA LLC
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC
Landa App LLC - 653 Georgetown Lane Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC	Landa App LLC - 6653 Bedford Road Rex GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 683 Wood Path Court Stone Mountain GA LLC	Landa App LLC - 709 Georgetown Court Jonesboro GA LLC
Landa App LLC - 70 Shenandoah Lane Covington GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 7205 Lakeview Drive SW Covington GA LLC	Landa App LLC - 750 Georgetown Court Jonesboro GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC
Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	Landa App LLC - 800 Mills Drive Covington GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC	Landa App LLC - 8121 Spillers Drive SW Covington GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 8302 Sterling Lakes Drive Covington GA LLC
Landa App LLC - 85 Kirkland Court Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8819 Leafwood Court Riverdale GA LLC	Landa App LLC - 8855 Rugby Court Jonesboro GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 925 Mote Road Covington GA LLC	Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 974 Laurel Street Lake City GA LLC	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 1445 Maple Valley Court Union City GA LLC	Landa App LLC - 168 Brookview Drive Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1741 Park Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 268 Brookview Drive Riverdale GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 729 Winter Lane Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 843 Tramore Drive Stockbridge GA LLC	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8658 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8667 Ashley Way Douglasville GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 8676 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC
Landa App LLC - 8692 Ashley Way Douglasville GA LLC	Landa App LLC - 8693 Ashley Way Douglasville GA LLC
Landa App LLC - 8694 Ashley Way Douglasville GA LLC	Landa App LLC - 8697 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Refinance Note

As previously disclosed in the Company’s latest Offering Circular, which can be found here, each Series is expected to pay down, or otherwise discharge, the outstanding balance of its Acquisition Note with (i) the proceeds received in exchange for a commercial promissory note bearing interest at current market rates to be issued by a third party lender (a “Refinance Lender”) after the qualification date of the offering statement of which the Offering Circular forms a part (a “Refinance Note”), and (ii) substantially all of the net proceeds from the Series Offering. Further, the Company filed Supplement #7 to its Offering Circular on June 26, 2023, which expressly amended the definition of “Refinance Lender” to include a third party lender or an affiliate of the Manager, a copy of which can be found here.

In furtherance of the above, on September 1, 2023, the Series listed below entered into a Refinance Note with Landa Financing LLC, an affiliate of the Series and its Manager, the terms of which are listed in the table below. The Refinance Note is secured by the Property underlying the respective Series and any other assets of the Series, and bears interest at a rate equal to Overnight SOFR + 3.5%.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 773 Villa Way Jonesboro GA LLC	$71,906.0	(1)	09/01/2023	09/01/2025

(1)	Bears interest at Overnight SOFR + 3.5%.

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a final copy of which is filed as Exhibit 6.1 hereto.

Further, on September 1, 2023, the Series listed below each entered into a Refinance Note with Kiavi Funding, Inc., the terms of which are listed in the table below. The Refinance Notes are secured by the Property underlying the respective Series and any other assets of the Series.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 6710 Sunset Hills Boulevard Rex GA LLC	$147,000.0	(1)	09/01/2023	09/01/2024
Landa App LLC – 2443 Hodges Farm Road Mansfield GA LLC	$154,000.0	(1)	09/01/2023	09/01/2024
Landa App LLC – 1683 Spoonbill Board Hampton GA LLC	$154,000.0	(1)	09/01/2023	09/01/2024

(1)	Bears interest at 11%.

The foregoing is a summary of the terms of each Refinance Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Commercial Promissory Notes, copies of which are filed as Exhibits 6.2, 6.3 and 6.4 hereto.

Item 9. Other Events

Transfer of Title and Property Insurance Expiration

On September 1, 2023, Landa Properties LLC ("Landa Properties?) transferred title (the "Transfer") of the following properties ("Properties") to the Series set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for the Properties to the Series.

Series	Property
Landa App LLC – 773 Villa Way Jonesboro GA LLC	773 Villa Way, Jonesboro, GA 30238
Landa App LLC – 6710 Sunset Hills Boulevard Rex GA LLC	6710 Sunset Hills Boulevard, Rex, Georgia
Landa App LLC – 2443 Hodges Farm Road Mansfield GA LLC	2443 Hodges Farm Road Mansfield, Georgia 30055
Landa App LLC – 1683 Spoonbill Board Hampton GA LLC	1683 Spoonbill Road Hampton, Georgia 30238

Lastly, the Offering Circular states that the Manager cannot ensure that property insurance will be adequate to cover actual losses or that such insurance will continue to be available at reasonable costs, if at all, which could inhibit a Series’ ability to finance or refinance the underlying Property and result in uninsured losses. In such instances, a Series may be required to provide other financial support, either through financial assurances or self-insurance to cover potential losses. A Series may not have adequate coverage for such losses. If a Property incurs a loss that is not fully insured, the value of the Series’ asset will be reduced by such uninsured loss, which would reduce the value of the investment.

Accordingly, and in connection with the paragraph above, the Manager has determined that carrying insurance for the following two Series is no longer reasonable or available at reasonable costs, and the property insurance policy for these two Series will expire effective immediately:

Series	Property
Landa App LLC – 773 Villa Way Jonesboro GA LLC	773 Villa Way, Jonesboro, GA 30238

Resignation of Board Member of the Manager

Effective August 25, 2023, Amit Assaraf resigned from the Board of the Manager, which directs the Company's operations.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Commercial Promissory Note, by and between Landa Financing LLC and Landa App LLC – 773 Villa Way Jonesboro GA LLC
6.2	Commercial Promissory Note, by and between Kiavi Funding, Inc LLC and Landa App LLC – 1683 Spoonbill Board Hampton GA LLC
6.3	Commercial Promissory Note, by and between Kiavi Funding, Inc LLC and Landa App LLC – 2443 Hodges Farm Road Mansfield GA LLC
6.4	Commercial Promissory Note, by and between Kiavi Funding, Inc LLC and Landa App LLC – 6710 Sunset Hills Boulevard Rex GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2023

LANDA APP LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President